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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
211

SECURITI… …ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEIGHT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

975 F STREET, NW, SUITE 520
(No. and Street)

WASHINGTON	DC	20004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER KOTTKE 202-629-0015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COCKE, SZPANKA & TAYLOR, CPAS, PC
(Name – *if individual, state last, first, middle name*)

1800 ROBERT FULTON DRIVE	RESTON	VA	20191-4346
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, CHRISTOPHER KOTTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIGHT SECURITIES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

District of Columbia: SS
Subscribed and Sworn to before me,
this 14 **day of** February, 2011

Brandon Snesko, Notary Public, D.C.
My commission expires June 30, 2011

BRANDON SNESKO NOTARY PUBLIC DISTRICT OF COLUMBIA

CONTENTS

	Page
AUDITED FINANCIAL STATEMENTS	
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
OTHER FINANCIAL INFORMATION	
Independent Auditor's Report on Other Financial Information Required by SEC Rule 17-a5	10
Schedule I: Computation of Net Capital	11
Net Capital Reconciliation	12
Schedule II: Other Information	13
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	14-15

CST GROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Height Securities, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Height Securities, LLC as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Height Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 8, 2011

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

STATEMENT OF FINANCIAL CONDITION

HEIGHT SECURITIES, LLC

December 31, 2010

ASSETS

CURRENT ASSETS		
Cash		$ 645,669
Commissions receivable		492,288
Prepaid expenses		37,873
Deposit held by clearing organization		150,000
	TOTAL CURRENT ASSETS	1,325,830
		$ 1,325,830

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable		$ 404,925
Accrued expenses		44,898
	TOTAL CURRENT LIABILITIES	449,823
MEMBER'S EQUITY		876,007
		$ 1,325,830

See notes to financial information.

STATEMENT OF OPERATIONS

HEIGHT SECURITIES, LLC

Year Ended December 31, 2010

REVENUE	
Commission income	$ 4,204,538
Investment banking income	25,008
	4,229,546
EXPENSES	
Operating expenses:	
Accountant Fees	3,262
Advertising and Promotion	2,682
Automobile Expense	2,204
Bank Service Charges	69
Business Licenses and Permits	3,279
Charitable Contribution	5,098
Compliance Costs	78,392
Computer and Internet Expenses	257,319
Continuing Education	4,931
Dues and Subscriptions	5,551
Execution Costs	332,773
Furniture and Equipment Expense	1,473
Insurance Expense	3,749
Meals and Entertainment	44,528
Miscellaneous Expense	2,485
Office Supplies	2,237
Payroll Expenses	2,438
Non-Officer Compensation	2,394,875
Postage and Delivery	656
Pre-Employment Background Check	1,734
Printing and Reproduction	1,947
Professional Fees	48,211
Rent Expense	63,962
Research Licensing	132,500
Telephone Expense	18,018
Travel Expense	82,640
Utilities	1,569
OPERATING INCOME	730,965
NON-OPERATING INCOME	
Interest income	6,292
NET INCOME	$ 737,257

See notes to financial information.

STATEMENT OF MEMBER'S EQUITY

HEIGHT SECURITIES, LLC

BALANCE, DECEMBER 31, 2009	$ 321,950
Net income, 2010	737,257
Add: contributions by member	200,000
Less: distributions to member	(383,200)
BALANCE, DECEMBER 31, 2010	$ 876,007

See notes to financial information.

STATEMENT OF CASH FLOWS

HEIGHT SECURITIES, LLC

Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 737,257
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable	(492,288)
Prepaid expenses	(37,873)
Accounts payable	404,925
Accrued expenses	44,898
Deposit held by clearing organization	(150,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	506,919
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contribution	200,000
Member's distribution	(383,200)
NET CASH USED BY FINANCING ACTIVITIES	(183,200)
NET INCREASE IN CASH	323,719
Cash, beginning of year	321,950
CASH, END OF YEAR	$ 645,669
Supplemental disclosures of cash flow information:	
Cash paid for interest and income taxes	$ 0

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

HEIGHT SECURITIES, LLC

December 31, 2010

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Height Securities, LLC (the Company), a wholly owned subsidiary of Height Capital, LLC (the Parent), was organized in the state of Delaware in May of 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April of 2010. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, Jefferies & Company, Inc. (Jefferies), and its direct placement partners.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. The income tax return is filed by the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when earned. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the year ended December 31, 2010 was $4,204,538.

New Accounting Pronouncement

The Company adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by non-public entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes,* companies are required to disclose unrecognized tax benefits. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. Management has evaluated the effect of the guidance provided by ASC 740 and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2010, which required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a fully disclosed clearing agreement with Jefferies & Company, Inc. as a clearing agent. Either party may terminate the agreement with 60 days written notice. Jefferies requires an escrow deposit of $150,000, subject to change at the discretion of Jefferies.

Effective in 2011, Pershing LLC purchased Jefferies & Company, Inc. A letter of intent and consent was signed by the Company and all terms are to remain unchanged.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2010.

NOTE E - RELATED PARTY TRANSACTIONS

Height Securities, LLC is a wholly owned subsidiary of Height Capital, LLC, which also owns Height Analytics, LLC.

Height Securities, LLC and Height Analytics, LLC have an expense sharing agreement for all operating expenses. Expenses paid by the parent company that benefit Height Securities, LLC are allocated to the Broker in proportion to revenue earned. Those allocations are then reimbursed to Height Analytics, LLC on a monthly basis. These expenses include, but are not limited to, administrative expense, professional fees, travel and business development, and information technology and computer expenses. As outlined in the agreement, the monthly allocation will be kept on record. The amount due to Height Analytics, LLC at December 31, 2010 was $364,539, which is included in accounts payable on the balance sheet.

NOTE F - OFFICE LEASE

The Company sublets office space that is leased by Height Analytics, LLC. The lease agreement stipulates monthly rent payments of $7,241. The lease expires September 2012. Total rent expense for the year ended December 31, 2010 was $63,962.

Future minimum lease payments required under the non-cancellable operating lease are as follows:

Year Ending December 31,	
2011	$ 86,892
2012	65,169
	$ 152,061

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-eighth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.55 to 1. At December 31, 2010, the Company had net capital of $825,134, which was $725,134 in excess of its required net capital of $100,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Company adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Under ASC 820-10, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2010 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - SUBSEQUENT EVENTS

For purposes of recognizing items for potential recognition or disclosure, management evaluated all events and transactions that occurred after December 31, 2010 through February 8, 2011, the date these financial statements were available to be issued.

OTHER FINANCIAL INFORMATION

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2010

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Other Financial Information Required by SEC Rule 17a-5

Board of Directors
Height Securities, LLC
Washington, DC

We have audited the accompanying financial statements of Height Securities, LLC as of and for the year ended December 31, 2010 and have issued our report thereon dated February 8, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CST Group, CPAs, PC

February 8, 2011

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

SCHEDULE I: COMPUTATION OF NET CAPITAL

HEIGHT SECURITIES, LLC

December 31, 2010

Total member's equity		$ 876,007
Deduction for fidelity bond		(13,000)
Deduct: non-allowable assets:		
Prepaid expenses		(37,873)
	NET CAPITAL	$ 825,134
Minimum net capital required		$ 100,000
Excess net capital		$ 725,134
Aggregate indebtedness		$ 449,823
Minimum net capital based on aggregate indebtedness		$ 56,228
Ratio of aggregate indebtedness to net capital		0.55 to 1

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

HEIGHT SECURITIES, LLC

December 31, 2010

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Height Securities, LLC for the year ended December 31, 2010.

DIFFERENCES WITH FOCUS REPORT $ 0

See auditor's report on other financial information.

SCHEDULE II: OTHER INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

HEIGHT SECURITIES, LLC

As of December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

See auditor's report on other financial information.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Height Securities, LLC
Washington, DC

In planning and performing our audit of the financial statements of Height Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

CST Group, CPAs, PC

February 8, 2011

Audited Financial Statements and Other Financial Information

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2010

CST GROUP

CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2011

To the Board of Directors of Height Securities, LLC
Height Securities, LLC
975 F Street, Ste 520
Washington, DC 20004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Height Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Height Securities, LLC's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which consisted of the cancelled checks to SIPC, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 1, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which consisted of management's revenue and deduction calculations, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which were management's revenue and expense calculations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

SCHEDULE OF ASSESSMENT AND PAYMENTS

HEIGHT SECURITIES, LLC

December 31, 2010

Assessment - SIPC-6	$ 2,339.00
Assessment - SIPC-7	8,318.00
TOTAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2010	10,657.00
Payment applied (ck #1023)	(2,339.00)
Payment applied (ck #1109)	(8,318.00)
OVERPAYMENT CARRIED FORWARD	$ 0

CST Group, CPAs, PC verified that payments were made to SIPC for the 2010 assessment.

Audited Financial Statements
and Other Financial Information

HEIGHT SECURITIES, LLC

December 31, 2010

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS